UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES

EXCHANGE ACT OF 1934

Helen of Troy Limited

(Name of Subject Company (Issuer))

Helen of Troy Limited

(Name of Filing Person (Issuer))

Common Shares, Par Value $0.10 Per Share

(Title of Class of Securities)

G4388N106

(CUSIP Number of Class of Securities)

Vincent D. Carson

Senior Vice President, General Counsel and Secretary

Helen of Troy Limited

c/o Helen of Troy L.P.

One Helen of Troy Plaza

El Paso, Texas 79912

(915) 225-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

W. Crews Lott

Baker & McKenzie, LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201

(214) 978-3000

CALCULATION OF FILING FEE:

Transaction Value	Amount of Filing Fee(*)
$300,000,000	$38,640.00

*                                         The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per million of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,640	Form or Registration No.: Schedule TO
Filing Party: Helen of Troy Limited	Date Filed: February 10, 2014

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1

☒                                  issuer tender offer subject to Rule 13e-4

☐                                    going-private transaction subject to Rule 13e-3

☐                                    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2014 as amended and supplemented by Amendment No. 1 filed with the SEC on March 11, 2014 (as amended, the “Schedule TO”), relating to the offer by Helen of Troy Limited, a Bermuda company (the “Company”), to purchase up to $300 million in value of its common shares, par value $0.10 per share (the “Common Stock”), at a price not greater than $66.50 per share nor less than $57.75 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, as amended or supplemented from time to time, together constitute the “Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO to provide certain additional information.  Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged.  This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11(c) of Schedule TO is hereby amended and supplemented by adding the following:

On March 14, 2014, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Monday, March 10, 2014.  A copy of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)                                                   Press Release Announcing Final Results of the Offer, dated March 14, 2014.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HELEN OF TROY LIMITED

By:	/s/ Thomas J. Benson
Thomas J. Benson
Chief Financial Officer

Date: March 14, 2014

Index to Exhibits

(a)(5)(F)                                                   Press Release Announcing Final Results of the Offer, dated March 14, 2014.